March 24, 2015

To:          William H. Thompson

Securities and Exchange Commission

RE:          Ample-Tee, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed October 22, 2014

Form 10-Q for the Fiscal Quarter Ended November 30, 2014

Filed January 15, 2015

File No. 333-179079

In response to your letter dated February 6, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Ample-Tee, Inc. (the “Company”).  Amendments to Form 10-K filed December 2, 2013, From 10-K filed October 22, 2014 and Form 10-Q filed January 15, 2015  are being filed concurrently with this letter.

The Company has made certain changes in the Forms 10-K’s and 10-Q filings in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s February 6, 2015 letter immediately before our response.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 8. Financial Statements and Supplementary Data

1.      Please revise to include the audit report issued by your independent registered public accounting firm as required by Rules 2-02 and,8-02 of Regulation S-X. Please note that this comment is also applicable to Form 10-K filed December 2, 2013.

Response:

We have included the audit reports issued by our independent registered public accounting firm in the 10-K’s-Amendments.

Ample-Tee, Inc.
www.ample-tee.com
lawrence @ample-tee.com

telephone:(775) 321-8214

Item 15. Exhibits, page 22

2.      Please file exhibits 23.1, 31.1, 31.2, 32.1 and 32.2 as such exhibits have been omitted from the filing.

Response:

We have filed the exhibits 23.1. 31.1, 31.2, 32.1 and 32.2.

Signatures, page 22

3.      Please revise to include the second signature block required by Form 10-K, which should include the signature of your sole officer and director on behalf of the registrant and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director. Please refer to the signature page of Form 10-K and instruction D(2) to Form l0-K.

Response:

We have added the title Principal Accounting Officer in the signature block .

Form 10-Q for the Ouarterly Period Ended November 30, 2014

Item 4. Controls and Procedures, page 11

Changes in Control, page 12

4.      Please revise to state whether there was any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

Ample-Tee, Inc.
www.ample-tee.com
lawrence @ample-tee.com

telephone:(775) 321-8214

Response:

Changes in Control was changed to: “We are not aware of any arrangement that might result in a change in control in the future. There was no change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting”.

We trust our responses meet with your approval.

Sincerely,

s/Lawrence Chenard

Lawrence Chenard

Ample-Tee, Inc.

Ample-Tee, Inc.
www.ample-tee.com
lawrence @ample-tee.com

telephone:(775) 321-8214